Exhibit 99.2

PRESS RELEASE

Sanofi’s Board of Directors Propose

Appointment of Patrick Kron as New Independent Director

Paris, France - March 5, 2014 - At its meeting held on March 5, 2014, the Board of Directors of Sanofi proposed the appointment of Patrick Kron as a new independent Director during the General Shareholders’ meeting of May 5, 2014. Kron would replace Lord Douro, who has served on the Board for 12 years and will not seek another term.

With this appointment, the new Board of Directors would be composed of 16 members, of whom four are women and ten are independent Directors.

The new Board of Directors would consist of the following members: Serge Weinberg - Chairman, Christopher A. Viehbacher - Chief Executive Officer, Laurent Attal, Uwe Bicker, Robert Castaigne, Thierry Desmarest, Jean-René Fourtou, Claudie Haigneré, Patrick Kron, Igor Landau, Fabienne Lecorvaisier, Suet-Fern Lee, Christian Mulliez, Carole Piwnica, Klaus Pohle, Gérard Van Kemmel.

Biography of Patrick Kron

Patrick Kron is a graduate of École polytechnique and the Paris École des mines. He started his career in the French Ministry of Industry where he served from 1979 until 1984. He then joined the Pechiney Group where from 1984 until 1988 he held operational responsibilities in one of the Group’s most important factories in Greece, becoming manager of the Greek subsidiary. From 1988 to 1993, he occupied several senior operational and financial positions within Pechiney, first managing a group of activities in the processing of aluminium and eventually as President of the Electrometallurgy Division. In 1993, he became a member of the Executive Committee of the Pechiney Group and was appointed Chairman of the Board of the Carbone Lorraine Company, a position he held until 1997. From 1995 to 1997, he ran the Food and Health Care Packaging Sector of Pechiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining Alstom in 2002. He has been Chief Executive Officer of Alstom since January 1, 2003, and Chairman and Chief Executive Officer since March 11, 2003.

Mr Patrick Kron was awarded the Légion d’honneur in 2004 and is Officer of National Order of Merit since 2007.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:

Media Relations	Investor Relations
Flore Larger	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com